FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September 2013

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated September 3, 2013, with a clarification in respect of the Company's compensation policy.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated September 3, 2013	By:	/s/ Alon Levy
Alon Levy
Gneral Counsel

Clarification in respect of the Company's Compensation Policy

In connection with the Company's Compensation Policy, presented for approval at a Special General Meeting of the Shareholders to be held on September 11, 2013, the Company clarifies that the current monthly base salaries of its CEO, its Chairman of the Board (pro-rated to his part-time position), and of its highest paid other executive, are at the respective monthly base salary ceilings set by the Policy. For additional details on the Policy, please refer to the Company's Proxy Statement filed under Form 6-K on August 7, 2013.